Filing under Rule 425 under
the U.S. Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
U.S. Securities Exchange Act of 1934
Filing by: VNU N.V.
Subject Company: IMS Health Incorporated
Commission File No.: 001-14049

[Below is information made available to employees of VNU N.V. on July 18, 2005]

E-mailed by: Factiva Publisher
Folder: VNU in the News (includes content licensed through Dow Jones Interactive and Reuters Business Briefing)

Headlines:
VNU Acquires IMS Health

VNU enters health care with IMS

VNU to buy data provider

IMS Health will be acquired by the media concern VNU.

A double dose of data — Market research

Covering the basis in the VNU deal

     BREAKING NEWS — RADIO

     VNU Acquires IMS Health

Katy Bachman
Online
300 words
7/11/2005
MEDIAWEEK
English
Copyright 2005, VNU eMedia Inc. All rights reserved.

VNU, owner of of Nielsen Media Research and Mediaweek, announced Monday it had agreed to acquire IMS Health, a healthcare market research firm based in Fairfield, Conn., for about $7 billion in cash and stock. With the completion of the deal, VNU will also be listed on the New York Stock exchange.

The combined company, which includes ACNielsen, Nielsen Media Research and IMS, will have pro forma revenue of about $5.6 billion and puts VNU at the forefront of market research on several leading industries including consumer packaged goods, healthcare, and media and entertainment.

“This merger of two industry leaders gives us the scale and capabilities to meet growing client demand for the must-have market intelligence that drives critical business decisions,” said Rob van den Bergh, CEO of VNU.

“Our clients will benefit from the integration of our data assets and expertise, while gaining a better understanding of consumer behavior. As a company, we will benefit from financial strength, an impressive list of blue-chip clients, broad consulting and services capabilities, and global reach,” said David Carlucci, CEO and president of IMS, will serve as deputy CEO and COO of the combined company.

Upon completion of the merger, expected in first quarter of next year, the combined company will be led by executives from both companies. The executive board will be headed by van den Bergh, chairman and

CEO and will include Carlucci as deputy CEO and COO; Rob Ruijter, VNU’s CFO as CFO; and Nancy Cooper, IMS’ current CFO, as chief transformation officer.

Ironically, the deal brings all three companies, ACNielsen, Nielsen Media Research, and IMS full circle, under common ownership after the three were spun-off from Dun and Brandstreet about a decade ago.
MDWK000020050718e17b0000s

     VNU enters health care with IMS

Georg Szalai
PRINT
628 words
7/12/2005
Hollywood Reporter
English
Copyright 2005, VNU eMedia Inc. All rights reserved.

Dutch media and market information firm VNU Inc. said Monday that it has agreed to acquire health care data provider IMS Health Inc. for €5.8 billion ($6.9 billion) in cash, stock and debt, allowing it to diversify its revenue streams and providing a long-sought answer to investors’ questions about how the firm would use proceeds from last year’s sale of its telephone directories unit.

The merger, expected to close in first-quarter 2006, also will bring VNU, the parent company of The Hollywood Reporter, Nielsen Media and other businesses, closer to its goal of getting a U.S. stock market listing. IMS already is listed on the New York Stock Exchange, while VNU shares trade in Amsterdam. The merged market intelligence powerhouse will trade on both exchanges.

VNU shares fell 3.7% on Monday to close at €22.49 ($26.94) as some analysts said VNU might be overpaying in the deal. IMS shares hit a new 52-week high Monday and closed at $26.50 after going as high as $26.87. The stock’s previous year-high stood at $26.36.

VNU has been selling assets in smaller-growth markets to concentrate on providing news, data and information in the most attractive sectors.

IMS, based in Fairfield, Conn., compiles and sells global data about prescription drug sales for such clients as manufacturers and market analysts.

VNU is offering to pay $11.25 in cash, 0.60415 VNU shares for each IMS share and €300 million in debt. The price tag represents a 16% premium over the average price of IMS shares during the past 30 days, the company said.

After the transaction closes, VNU shareholders are set to own about 65% of the combined company, with IMS investors owning 35%.

The firms said Monday that the merged entity’s core competencies will lie in the consumer packaged goods, health care and media/entertainment markets.

Management will focus on “streamlining operations and aggressively pursuing growth,” the companies said.

The combined company, whose name has not been determined, would have had €4.7 billion in revenue last year, the partners said.

Overall, the companies estimated that by 2008 the combination can lead to at least €85 million in cost savings and €135 million in new revenue.

Some analysts, however, said these targets could prove overly aggressive and the synergies will depend on how fast the integration proceeds.

VNU CEO Rob van den Bergh said Monday that he could not yet detail the number of layoffs and specific cost-cutting measures. However, he hinted that some corporate staff at VNU’s Dutch headquarters and elsewhere might be likely to lose their jobs.

IMS chief executive David Carlucci told analysts in a conference call that Nielsen’s research capabilities could help make his firm’s data even more effective.

Van den Bergh is slated to become chairman and CEO of the merged company, with Carlucci set to take the reins as deputy CEO and chief operating officer.

VNU on Monday also said it plans to launch a buyback program for up to €500 million in common stock, which could boost its stock price.

VNU also said that its organic revenue growth totaled 6% in the first half of this year with results for each business unit “in line with the company’s expectations.”

VITAL STATS

Merged VNU-IMS

Key executives: Chairman and CEO Rob van den Bergh (pictured); deputy CEO and chief operating officer David Carlucci

2004 combined revenue*: €4.7 billion

2004 earnings before interest, taxes, depreciation and amortization: €1.1 billion

* IMS figures in U.S. generally accepted accounting principles; VNU figures in Dutch GAAP and pro forma the divestiture of World Directories unit HLYW000020050718e17c0004i

     VNU to buy data provider

51 words
7/14/2005
Printing World
14
English
© Copyright 2005. CMP Information Limited. All rights reserved.

Publisher VNU is to nearly double in size after agreeing to buy healthcare data provider IMS Health for £3.99bn in cash and shares. The combined operation would have had sales of £3.23bn in 2004 and earnings before interest, tax, depreciation and amortization of £756m.
PRIWOR0020050718e17e00027

     IMS Health will be acquired by the media concern VNU.

205 words
7/12/2005
Company Reports
13
49
English
(c) 2005 Elsevier Engineering Information www.ei.org

IMS Health (USA), provider of data from the medicine sector, will be aquired by the media concern VNU (Netherlands), focused on the research of the market among others, in 2005. VNU wants to acquire IMS Health for EUR 5.8 bn and to strengthen its position of the largest provider of research data in the world. VNU, which has been focused mainly on the research of the market and media, will extend its supply by the sector of the lucrative research of pharmacy by the aquisition of IMS Health. In this segment, IMS Health, which operates in more than 100 countries including the Czech Republic, has a strong position. IMS Health’s customers are mainly pharmaceutical companies and firms, which produce food products supplements including vitamin products. The turnover of the health service data market is about $2.2 bn/y in the all world. More than 50% of the sum is ensured by IMS Health. IMS Health saw a turnover of nearly $1.6 bn and a net profit of $285 M in 2004.

The firm had 6,400 employees as of 31 Dec 2004.

Hospodarske Noviny Vol. 49 No. 134

CHPR000020050718e17c0000p

     WB

A double dose of data — Market research

460 words
7/16/2005
The Economist
ECN
376
English
(c) The Economist Newspaper Limited, London 2005. All rights reserved

A big market-research merger

Market research has become big business, as a merger shows

WHILE many big pharmaceutical firms are ailing, IMS Health, which measures the industry’s vital statistics, is in great shape (see chart). IMS is the leading supplier of research on the world’s $550 billion prescription-drug market, tracking everything from broad industry trends to how many prescriptions for a particular drug a particular doctor in America wrote last week. Such is IMS’s dominance that, in 2000, the firm was hauled before the European Commission’s competition authorities for alleged abuse of its market position. The firm eventually prevailed over the rival that had lodged the complaint.

With $1.6 billion in revenues last year, IMS’s dominant market position has made it an attractive takeover target. On July 11th, VNU, a Dutch market-research firm, made its move, announcing its acquisition of IMS for euro5.8 billion ($7 billion).

VNU, which earned a profit of euro3.8 billion in 2004 from a portfolio of businesses including AC Nielsen, a consumer-market researcher, and Nielsen Media Research, a TV ratings group, has been flush with cash following the sale of its telephone directories business in 2004. Buying IMS Health will help the Dutch firm to diversify out of the cyclical, and currently sluggish, world of fast-moving consumer goods into the more lucrative field of health-care information. Moreover, IMS Health has successfully added a consulting arm to its information services, expertise which VNU is keen to draw upon in its consumer-goods and media businesses.

For IMS, the deal will move it closer to the consumer. The health-care firm is a leader in gathering information from physicians, pharmacies and pillmakers, but data on pill takers is trickier to get. Understanding consumers’ purchasing decisions is ever more important in pharmaceuticals, as patients are expected to shoulder more of the cost of drugs, particularly in America, and a growing number of drugs are moving from prescription-only to over-the-counter, which requires a very different sort of marketing.

VNU’s strengths in acquiring and analysing information on customer behaviour in dynamic markets for consumer goods may come in handy for IMS. And VNU’s knowledge of communications media could also help IMS to build its data and consulting services in direct-to-consumer advertising of drugs. The health-care firm may also move into the lucrative field of continuing medical education for doctors, on the back of VNU’s trade shows and conferences business. But whether such synergies, as well as projected euro85m annual cost savings by 2008, are worth the hefty 16% premium that VNU is offering for IMS shares remains to be seen.

EC00000020050715e17g0002p

     LawandReg

Covering the basis in the VNU deal

by Robert Willens
988 words
7/18/2005
TheDeal.com
English
Copyright 2005, The Deal, LLC. All Rights Reserved

VNU NV’s acquisition of IMS Health Inc. entails the payment, by VNU, of a combination of both stock and cash to the IMS shareholders. In fact, well in excess of 50% (indeed, as much as 60%) of the aggregate consideration to be transferred (assuming the VNU stock holds its value between now and the time the deal is consummated) will consist of VNU stock.

This is, by any standard, a sufficient amount of stock relative to the total consideration to satisfy the “continuity of interest” requirement necessary for a merger to qualify as a tax-free reorganization. Accordingly, IMS shareholders would expect, all things being equal, to be able to receive the VNU stock on a tax-free basis. More specifically, if the transaction qualifies as such a tax-free reorganization, the exchanging shareholders would be taxed on the cash, but only to the extent that such cash does not exceed their realized gain (the amount by which the sum of the value of the stock and the amount of the cash received by a shareholder exceeds the basis of his or her stock surrendered in the transaction). See Section 356(a)(1).

However, the VNU-IMS deal is being structured as a reverse triangular merger (as opposed to a forward triangular merger in which the acquiring corporation is the surviving corporation). Here, the transaction, as described in the merger agreement, is “a merger of Merger Sub with and into the Company” — IMS

Health. In such a reverse triangular merger, therefore, the surviving corporation (here, IMS) is the acquired corporation. See Revenue Ruling 77-428.

Thus, a reverse triangular merger format has the virtue of preserving the acquired corporation’s “corporate entity.” However, in order for such a merger to qualify as a tax-free reorganization (under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E)), certain special requirements must be satisfied. First, after the transaction, the surviving corporation must hold substantially all of its properties as well as substantially all of the properties of the merged corporation (excluding, for this purpose, stock of the controlling corporation distributed in the transaction). Second, in the transaction, the former shareholders of the surviving corporation must exchange, for voting stock of the controlling corporation (here, VNU), an amount of stock in such surviving corporation constituting control of such surviving corporation — the so-called “control for voting stock” requirement.

For this purpose, control (as defined in Section 368(c)) means stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote. Thus, for a reverse triangular merger to qualify as a tax-free reorganization (under Section 368(a)(1)(A) by reason of Section 368(a)(2)(E)) 80% or more of the aggregate consideration conveyed by VNU to the shareholders of IMS, in exchange for their stock, must consist of VNU’s voting stock.

Here, however, substantially less than 80% of the consideration so conveyed will consist of VNU voting stock and, therefore, the transaction is not a tax-free reorganization because it fails to satisfy Section 368(a)(2)(E)’s control for voting stock requirement. (Had the transaction been structured as a forward triangular merger, in which IMS merged with and into a VNU subsidiary, including one specially created for the purpose of participating in the transaction, the transaction would qualify as a tax-free reorganization, under Section 368(a)(1)(A) by reason of Section 368(a)(2)(D). In that case, there is no control for voting stock condition, and tax-free reorganization status is dependent only on satisfying the more liberal continuity of interest test — continuity of interest is satisfied if as little as 40% of the aggregate consideration conveyed constitutes stock in the controlling corporation.)

Thus, the VNU stock will not be received on a tax-free basis. Instead, each IMS shareholder will be viewed as having sold his or her stock to VNU for consideration consisting of VNU stock and cash. Each shareholder’s realized gain, therefore, will be fully recognized and, in cases where the stock has been held for more than one year before the sale, such gain will be treated as a long-term capital gain, taxable at rates not exceeding 15%. See Revenue Ruling 73-427.

The tradeoff that “taxable merger” status encompasses can be found in the basis of the IMS stock in the hands of VNU. Because the merger is taxable, VNU will obtain a full “cost” basis in the stock of IMS; if the transaction was structured to qualify as a tax-free reorganization, VNU’s basis in the stock of IMS would be, only a “net asset” basis — an amount equal to the excess of IMS’ basis in its assets over its liabilities. See Regulation Section 1.358-6(c)(2).

Thus, the trend that commenced with the Johnson & Johnson Inc.-Guidant Corp. deal, the first of the taxable mergers, continues. We expect this trend to gather steam and eventually become standard operating procedure for these so-called “cash option” mergers.

These mergers, we believe, will continue to be structured as “failing” reverse triangular mergers. In the process, the target shareholders, much to their surprise, will be taxed not only on the cash element of the consideration but also on the stock element, albeit, in most cases, at only a 15% rate. The acquirer, however, will reap a greater benefit: a “stepped up” basis in the stock of the acquired corporation and, consequently, a smaller tax bill (with those taxes assessed at a 35% rate) when, as and if it eventually disposes of the acquired corporation’s stock in a taxable transaction. n

Robert Willens is a tax and accounting specialist at Lehman Brothers Inc. He is also an adjunct professor of finance at Columbia Business School.

http://www.TheDeal.com
DLDL000020050718e17i00004

About IMS Health Incorporated

IMS Health Incorporated (“IMS”) provides sales management and market research information services to the pharmaceutical and healthcare industries worldwide. IMS provides information services covering more than 100 countries and maintains offices in 76 countries on six continents, with approximately 64% of total 2004 IMS revenue generated outside the United States. IMS is listed on the New York Stock Exchange (NYSE: RX). Additional information is available at http://www.imshealth.com.

About VNU N.V.

VNU N.V. (“VNU”) is a global information and media company with leading market positions and recognized brands. VNU is active in more than 100 countries, with its headquarters located in Haarlem, The Netherlands and New York, USA. In 2004, total revenues amounted to EUR 3.8 billion. VNU is listed on the Euronext Amsterdam stock exchange (ASE: VNU), and VNU is part of the AEX Index of leading Netherlands-based stocks. Additional information is available at http://www.vnu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     This document contains certain forward-looking information about IMS Health Incorporated (“IMS”), VNU N.V. (“VNU”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of IMS and VNU, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to: the failure of stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that doing so will be costly or result in significant charges; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the results of the reconciliation of IMS’ financial statements into IFRS and the results of the reconciliation of VNU’s results into U.S. GAAP; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the risk that VNU is not able to maintain its status as a foreign private issuer; risks associated with operating on a global basis, including fluctuations in the value of foreign currencies relative to the U.S. dollar, and the ability to successfully hedge such risks; to the extent the companies seek growth through acquisition, the ability of the companies to complete development of or to develop new or advanced technologies and systems for their businesses on a cost-effective basis; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; competition, particularly in the markets for pharmaceutical information and audience measurement services; regulatory and legislative initiatives, particularly in the area of privacy; the outcome of pending legal and regulatory proceedings; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms; deterioration in economic conditions, particularly in the pharmaceutical, healthcare, media, information technology or other industries in which customers operate; and conditions in the securities markets which may affect the value or liquidity of portfolio investments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither IMS nor VNU undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in IMS’ various reports with the Securities and Exchange Commission (“SEC”), including but not limited to IMS’ Annual Report on Form 10-K for the year ended December 31, 2004 and IMS’ Quarterly Reports on Form 10-Q for the quarterly period ending March 31, 2005, and VNU’s Annual Report for the year ended December 31, 2004, which is available at the SEC’s Internet site (http://www.sec.gov).

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed merger of IMS and VNU. In connection with the proposed transaction, VNU and IMS will file a registration statement on Form F-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC. VNU and IMS will file a definitive registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF IMS AND VNU ARE ENCOURAGED TO READ THE DEFINITIVE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of IMS and VNU. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from IMS’ Investor Relations at 1499 Post Road, Fairfield, CT, 06824 or from VNU’s Investor Relations at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands.

Participants in Solicitation

IMS, VNU and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IMS’ participants is set forth in the proxy statement, dated March 23, 2005, for IMS’ 2005 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information regarding VNU’s participants is set forth in VNU’s Annual Report for the year ended December 31, 2004. Additional information regarding the interests of IMS’ and VNU’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

Regulation G Legend

This presentation may contain certain non-GAAP financial measures. Reconciliations between certain non-GAAP financial measures and the GAAP financial measures will be made available in the joint proxy statement/prospectus. VNU figures have been prepared in accordance with Dutch GAAP and IFRS. IMS figures are prepared in accordance with U.S. GAAP. All pro forma consolidated financial information has been prepared by aggregating financial information based on these differing accounting standards and might be materially different if IMS figures were presented in accordance with Dutch GAAP or IFRS or if VNU figures were presented in accordance with U.S. GAAP. The definitive registration statement, including the definitive joint proxy statement/prospectus, may include adjustments to the financial statements of VNU to reflect differences between U.S. and Dutch GAAP and between the U.S. and Dutch approaches to financial statement presentation.